BANCORP OF NEW JERSEY, INC.
204 Main Street
Fort Lee, New Jersey 07024
May 15, 2007
VIA FACSIMILE (202.772.9208) AND EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Financial Services Group
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mark Webb, Branch Chief

Re:	Bancorp of New Jersey, Inc. Form S-4 filed March 7, 2007, as amended (File No. 333-141124)
Dear Mr. Webb:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Bancorp of New Jersey, Inc. (the “Company”) hereby requests, that the effective date of the Company’s Registration Statement on Form S-4 (as amended, the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM EDT on May 15, 2007, or as soon thereafter as is practicable.
     Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq. at 202.220.1454 or Donald R. Readlinger, Esq. at 609.951.4164, should you have any questions in these regards.

Sincerely,
/s/ Albert F. Buzzetti
Albert F. Buzzetti
President and CEO